SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On February, 2009 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	(x) Executive Board	( ) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 0
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total

Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales
Final Balance 0
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On February, 2009 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	(x) Board of Directors	( ) Executive Board	( ) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 22
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total
Shares	Common shares				22	0	0

Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales
Final Balance 22
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total
shares	Common shares				22	0	0

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On February, 2009 operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	( ) Executive Board	( ) Fiscal Council	( ) Technical or Consultive Agencies	(x) Holding

Initial balance 743,524,496
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total
Shares	Common shares				708,035,780	78.23	62.53
Shares	Preferred Shares				35,488,714	15.49	3.11
Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Shares	Pref B		Purchase	02	121.000	24,18048	2.925.838,00
Shares	Pref B		Purchase	03	210.000	23,82034	5.002.271,00
Shares	Pref B		Purchase	04	19.700	23,66000	466.102,00
			Total Purchases		350.700		8.394.211,00
			Sales
			Total sales
Final Balance 743,875,394
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total
Shares	Common shares				708,035,780	78.23	62.53
Shares	Preferred Shares				35,542,414	15.49	3.11

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On February, 2009 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	( ) Executive Board	( ) Fiscal Council	(x) Technical or Consultive Agencies	( ) Holding

Initial balance 5,404
Security/ Derivative	Bond characteristics	Quantity	% of Participation
Same group/ class	Total
Shares	Preferred A	4	0	0
Shares	Common	5,400	0	0
Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales
Final Balance 5,404
Security/ Derivative	Bond characteristics	Quantity	% of participation
Same group/ class	Total
Shares	Preferred A	4	0	0
Shares	Common	5,400	0	0

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On February, 2009 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	( ) Executive Board	(x) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 0
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total

Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales
Final Balance 1.000
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.